SWIRE PACIFIC

RECEIVED
2005 OCT -3 A 11:

Our Ref: CSA/PAC1/24

28th September 2005

05011587

BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs,

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith a copy of the Company's press announcement published today in The Standard for your record.

Yours faithfully,
For SWIRE PACIFIC LIMITED

Margaret Yu
Company Secretary

Encl.
c.c. Brian Ho (BONY NY)

MY/RK/ph
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2005.doc

10/3

Swire Pacific Limited
35/F Two Pacific Place 88 Queensway Hong Kong Fax (852) 2845 5445 www.swirepacific.com

SWIRE PACIFIC

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Codes: 00019 and 00087)

CONNECTED TRANSACTION

The Directors announce that Swire Properties and Developer propose to enter into the Heads of Agreement and Formal Agreement with ICE and Owner, two subsidiary companies of CMB, pursuant to which Owner will appoint Developer to develop the Land and subsequently sell the units in the Development. It is anticipated that the Heads of Agreement will be entered into around November 2005 and the Formal Agreement within 60 days of the date of the Heads of Agreement.

As CMB is a connected person of the Company, the Transaction will constitute a connected transaction for the Company under the Listing Rules, requiring compliance with the reporting and announcement requirements under Rules 14A.45-47.

The Heads of Agreement and the Formal Agreement may or may not be signed. In the event they are not signed or the terms of the signed agreements differ materially from those envisaged in this announcement, a further announcement will be made.

HEADS OF AGREEMENT

Swire Properties intends to enter into the following legally binding Heads of Agreement:

Parties:

1. Owner;
2. Developer;
3. ICE, as Owner's guarantor to guarantee the due performance of all obligations of Owner under the Heads of Agreement; and
4. Swire Properties as Developer's guarantor to guarantee the due performance of all obligations of Developer under the Heads of Agreement.

Appointment and Obligations:

Owner will appoint Developer, at its sole cost and expense to design, build and complete the Development and market and sell the units in the Development on behalf of Owner. Developer shall be solely responsible for all fees, costs and expenses for carrying out the development works, the appointment of the main contractor, the project manager, the sales agent and other relevant professional advisers and/or the marketing and sale of units in the Development and all recurring outgoings in respect of the Land and any building thereon after Developer obtains vacant possession of the Land.

Developer shall indemnify Owner against all losses and liability which may be suffered by Owner arising out of or in connection with the carrying out of the development works.

Condition(s) and Timing:

The Heads of Agreement shall not become effective unless and until all necessary approvals (if any) for Owner to enter into it shall have been obtained. If such approval, if required, is not obtained after three months from the date of the Heads of Agreement, then either Owner or Developer may at any time thereafter terminate the Heads of Agreement by giving written notice to the other. Upon such termination, none of the parties shall have any further obligation to any other party or parties save for any antecedent breach.

It is anticipated that the Heads of Agreement will be entered into around November 2005 and the Formal Agreement within 60 days of the date of the Heads of Agreement and therefore that the Transaction will take place around the end of 2005. Within 14 days after the signing of the Formal Agreement, Owner shall hand over vacant possession of the Land to Developer.

Consideration and Capital Commitment:

Owner shall reimburse to Developer the Project Costs provided that the reimbursement shall only be made out of Available Sales Proceeds. Only one-half of Available Sales Proceeds may be applied for reimbursement of Project Costs until such time when the cumulative Available Sales Proceeds reaches HK$543.40 million. Thereafter, the whole of the excess may be applied for reimbursement of Project Costs. The total reimbursement shall not exceed the Reimbursed Amount which is estimated not to exceed HK$299 million.

In addition, Developer shall be paid a fee based on the higher of (i) a 25% share of the amount by which the Sales Proceeds exceed the aggregate of Owner's land cost of HK$840 million and Project Costs (such excess being the "Remaining Amount") and (ii) HK$55 million, unless the Remaining Amount shall be less than HK$55 million, in which case Developer's fee shall be the entirety of the Remaining Amount.

Developer will also be entitled to appoint a wholly owned subsidiary of Swire Properties to act as project manager at a fee not exceeding 1% of the total construction costs, and as sales agent at a fee not exceeding 0.5% of the sale consideration. The fees paid to the project manager and the sales agent form part of the Project Costs.

All units in the Development shall be offered for sale.

The terms of the Transaction have been negotiated on an arm's length basis in the usual and ordinary course of business, on normal commercial terms and on terms no more favourable to CMB than those which the Company would offer to parties which are not connected persons (as defined under the Listing Rules) of the Company.

REASONS FOR AND BENEFITS OF THE TRANSACTION

Property development is part of the normal commercial activity of Swire Properties in the ordinary and normal course of its business. The Directors, including the independent non-executive Directors, consider that the terms of the proposed Transaction are fair and reasonable and are in the best interests of the Company and its shareholders as a whole.

CONNECTION BETWEEN THE PARTIES

CMB is a connected person of the Company because its wholly-owned subsidiary, ICE, holds a 40% interest in Swire and Island Communication Developments Limited, a subsidiary owned 60% by Swire Properties.

COMPLIANCE WITH LISTING RULES

As CMB is a connected person of the Company, the Transaction will constitute a connected transaction for the Company under the Listing Rules.

As each of the applicable percentage ratios as defined under Rule 14.07 of the Listing Rules is less than 2.5%, the Transaction is only subject to the announcement and reporting requirements and does not require the approval of the independent shareholders of the Company.

In the event the Transaction does not take place or takes place on terms materially different from those envisaged in this announcement, a further announcement will be made.

DIRECTORS

The Directors of the Company as at the date of this announcement are: Executive Directors: D M Turnbull, M Cubbon, D Ho, K G Kerr, and P N L Chen; Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen and Sir Adrian Swire; and Independent Non-Executive Directors: C K M Kwok, C Lee, M M T Yang, M C C Sze and V H C Cheng.

DEFINITIONS

"Available Sales Proceeds"	that portion of the sales proceeds from the sale of units in the Development which shall be in excess of HK$568.30 million
"Company"	Swire Pacific Limited, an investment holding company
"CMB"	China Motor Bus Company, Limited, the present registered owner of the Land, whose principal activities are property development and investment
"Developer"	Charming Grace Limited, a wholly owned subsidiary of Swire Properties
"Development"	one or more building(s) to be constructed on the Land with a total gross floor area not exceeding 16,866.60 square metres (of which the total gross floor area for non-industrial use shall not exceed 800 square metres and the total gross floor area for private residential use shall not exceed 16,066.60 square metres) together with carparking spaces to be provided at a certain specified rate
"Directors"	the directors of the Company
"Formal Agreement"	a formal agreement to be entered into by the parties to the Heads of Agreement incorporating the provisions of the Heads of Agreement and other related and incidental matters concerning the Transaction as the parties may agree
"Heads of Agreement"	the heads of agreement which may be entered into by Owner, Developer and others for the Development
"ICE"	Island Communication Enterprises Limited, a wholly owned subsidiary of CMB, whose principal activities are investment holding
"Land"	Inland Lot No.7105 (Nos. 9-23 Kam Hong Street, Nos.172-186 Java Road and Nos. 61-75 Marble Road, North Point, Hong Kong)
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Owner"	Forever Vitality Limited, a wholly owned subsidiary of CMB and to be owner of the Land
"Project Costs"	all fees, costs and expenses incurred by Developer in connection with the Development and the sale of the units in the Development
"Reimbursed Amount"	Project Costs up to and not exceeding the aggregate of the construction costs budget approved by Owner, the sales and marketing budget approved by Owner, all the recurring outgoings paid by Developer in respect of the Land and any building thereon after Developer obtains vacant possession of the Land and any other Project Costs as may be agreed by Owner
"Sale Proceeds"	Proceeds from the sale of the units in the Development
"Swire Properties"	Swire Properties Limited, a wholly-owned subsidiary of the Company, whose principal activities are property development and property investment
"Transaction"	the transaction constituted under the Heads of Agreement and the Formal Agreement

By Order of the Board

Margaret Yu
Secretary

Hong Kong, 27th September, 2005